Exhibit 99.1

PRECISION DRILLING CORPORATION

First Quarter Report for the three months ended March 31, 2020 and 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three months ended March 31, 2020 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as of April 29, 2020 focuses on the unaudited Condensed Interim Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2019 Annual Report, Annual Information Form, unaudited March 31, 2020 Condensed Interim Consolidated Financial Statements and related notes.

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this report.

Precision Drilling announces 2020 first quarter financial results:

•	Revenue of $379 million was a decrease of 13% compared with the first quarter of 2019.
•	Net loss of $5 million or negative $0.02 per diluted share compared to net earnings of $25 million or $0.08 per diluted share in the comparable 2019 period.
•	Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $102 million was 6% lower than the first quarter of 2019.
•	Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $75 million and $81 million, respectively.
•	First quarter ending cash balance was $97 million, an increase of $22 million from December 31, 2019.
•	First quarter capital expenditures were $12 million.
•	Reduced our unsecured senior notes balance by $41 million and repurchased and cancelled 3 million common shares for $5 million.
•	Recognized restructuring charges of $10 million, comprised of $9 million of severance and $1 million of costs associated with the shutdown of our U.S. directional drilling operations.
•	To secure our liquidity position, on April 9, 2020, we amended our Senior Credit Facility to provide temporary covenant relief through March 31, 2022.

1

IMPACT OF COVID-19

In March 2020, the coronavirus (“COVID-19”) outbreak was declared a pandemic by the World Health Organization (WHO). Governments worldwide, including those countries in which Precision operates, have enacted emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the success of these interventions is not yet determinable. In response to the dramatic reduction in demand, governments of oil-producing nations and national oil companies are working together to limit supply, but to date in 2020 there has been a significant decline in the global price of oil. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on us is not known at this time.

Financial impacts

The current challenging economic climate may have significant adverse impacts on Precision including, but not exclusively:

•	material declines in revenue and cash flows, as our customers are concentrated in the oil and gas industry;
•	future impairment charges to our property, plant and equipment and intangible assets as a result of material declines in revenue and cash flows;
•	increased risk of non-payment of accounts receivable and customer defaults; and
•	additional restructuring charges as we align our structure and personnel to the dynamic environment.

Our estimates and judgements made in the preparation of our financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.

Precision took the following measures to align our cost structure and maximize cash preservation during the current market conditions, including:

•	compensation reductions for the Board of Directors and management;
•	staff headcount reductions;
•	elimination of all non-essential travel, entertaining and other discretionary spending;
•	reducing our 2020 capital expenditure plan by approximately 50%;
•	materially reducing spending on our active NCIB; and
•	discontinued our U.S. directional drilling operations.

We expect to reduce our annualized fixed costs by over 30%, including up to a $30 million reduction in general and administrative expenses.

Due to the global economic slowdown and significant commodity price reductions in the first quarter of 2020, we identified indications of impairment in each of our cash-generating units (CGU) at March 31, 2020. Accordingly, we tested all CGUs for impairment and no impairment charges were identified.

Operational impacts

During this pandemic crisis, in regions where the local authorities have ordered non-essential business closures and implemented “stay at home” orders, the oil and gas extractive services industry has been classified as an “essential service”. As a result, Precision’s operations remain open. This includes all of Precision’s field operations, technical support centres and administration groups. The vertical integration of our operations has resulted in minimal supply chain constraints and disruptions during the pandemic.

To manage the additional safety risks presented by COVID-19, Precision implemented a comprehensive infectious disease plan to keep our field crews, support staff and customers safe and well-informed. Precision has implemented additional safety, sanitization and physical distancing procedures, including remote work sites where possible and ceased all non-essential business travel. Precision’s procedures are in accordance with recommendations from the WHO, Center for Disease Control and various federal, state and provincial government health authorities.

Liquidity

As of March 31, 2020, our liquidity was supported by a cash balance of $97 million, our Senior Credit Facility of US$500 million and operating facilities totaling approximately $60 million. At March 31, 2020, we had available borrowing capacity under our secured credit facilities of $701 million, comprised of our undrawn Senior Credit Facility of US$500 million less US$38 million of outstanding letters of credit, our undrawn Canadian operating facility of $40 million less $10 million of outstanding letters of credit and our undrawn U.S. operating facility of US$15 million.

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We expect that cash provided by operations, cash on hand and our sources of financing, including our Senior Credit Facility, will be sufficient to meet our debt obligations and fund committed and future capital expenditures.

Amendments to Senior Credit Facility

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to amend our interest expense coverage ratio financial covenant in future periods. The amending agreement also restricts Precision’s distributions in the form of dividends and share repurchases. Despite obtaining financial covenant relief on our Senior Credit Facility until March 31, 2022, if the global economic slowdown continues for a prolonged period, there may be an increased risk to Precision’s ability to comply with these financial covenants.

Additional discussion of amendments to our Senior Credit Facility can be found in the “LIQUIDITY AND CAPITAL RESOURCES” section later in this report.

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SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2020	2019	% Change
Revenue	379,484	434,043	(12.6)
Adjusted EBITDA(1)	101,904	107,967	(5.6)
Operating earnings(1)	22,599	62,074	(63.6)
Net earnings (loss)	(5,277)	25,014	(121.1)
Cash provided by operations	74,953	40,587	84.7
Funds provided by operations(1)	81,317	95,993	(15.3)
Capital spending:
Expansion	145	62,443	(99.8)
Upgrade	1,508	3,674	(59.0)
Maintenance and infrastructure	9,832	4,845	102.9
Intangibles	57	438	(87.0)
Proceeds on sale	(5,690)	(57,877)	(90.2)
Net capital spending	5,852	13,523	(56.7)
Net earnings (loss) per share:
Basic	(0.02)	0.09	(122.2)
Diluted	(0.02)	0.08	(125.0)
(1)	See “NON-GAAP MEASURES”.

Operating Highlights

	Three months ended March 31,
	2020	2019	% Change
Contract drilling rig fleet	227	232	(2.2)
Drilling rig utilization days:
U.S.	4,984	7,123	(30.0)
Canada	5,769	4,344	32.8
International	728	720	1.1
Revenue per utilization day:
U.S.(1) (US$)	23,878	23,202	2.9
Canada(2) (Cdn$)	21,444	22,977	(6.7)
International (US$)	54,294	49,940	8.7
Operating cost per utilization day:
U.S. (US$)	14,534	14,368	1.2
Canada (Cdn$)	14,239	14,455	(1.5)
Service rig fleet	123	135	(8.9)
Service rig operating hours	34,365	42,898	(19.9)
(1)	Includes revenue from idle but contracted rig days.
(2)	2019 period includes lump sum revenue from contract shortfall payments.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2020	December 31, 2019
Working capital(1)	226,947	201,696
Cash	97,002	74,701
Long-term debt	1,504,969	1,427,181
Total long-term financial liabilities	1,574,439	1,500,950
Total assets	3,372,574	3,269,840
Long-term debt to long-term debt plus equity ratio	0.49	0.48
(1)	See “NON-GAAP MEASURES”.

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Summary for the three months ended March 31, 2020:

•	Revenue this quarter was $379 million which is 13% lower than the first quarter of 2019. Our decreased revenue was primarily the result of lower activity in our U.S. drilling and Canadian completion and production services lines. Compared with the first quarter of 2019, our activity for the quarter, as measured by drilling rig utilization days, decreased by 30% in the U.S. while Canada increased by 33% and international activity remained consistent.
•	Adjusted EBITDA (see “NON-GAAP MEASURES”) for the quarter was $102 million, a decrease of $6 million from the previous year. Our Adjusted EBITDA as a percentage of revenue was 27% this quarter, compared with 25% in the comparative quarter. Adjusted EBITDA in the quarter was negatively impacted by higher restructuring charges partially offset by share-based compensation recoveries. See discussion on share-based incentive compensation under “Other Items” later in this report for additional details.
•	Operating earnings (see “NON-GAAP MEASURES”) this quarter were $23 million compared with $62 million in the first quarter of 2019. Our operating earnings in the prior year quarter were positively impacted by the US$24 million gain on asset disposal and US$4 million impairment reversal from the disposition of our Mexico drilling equipment.
•	General and administrative expenses this quarter were $20 million, $12 million lower than in 2019. Our lower general and administrative costs in 2020 were primarily due to share-based compensation recoveries and lower overhead costs as we continued to align our cost structure to reflect reduced global activity.
•	Restructuring charges were $10 million as compared to $6 million in 2019. Our restructuring charges were comprised of severance costs of $9 million and $1 million of other costs associated with the shutdown of our U.S. directional drilling operations.
•	Net finance charges were $28 million, a decrease of $4 million compared with the first quarter of 2019, primarily due to reduced interest expense related to retired debt, offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest.
•	Revenue per utilization day in the U.S. increased in the first quarter of 2020 to US$23,878 from US$23,202 in the prior year quarter. The increase was the result of higher revenues from idle but contracted rigs, AlphaAutomation and turnkey drilling. Operating costs on a per day basis increased to US$14,534 in the first quarter of 2020 compared with US$14,368 in 2019. The increase was mainly due to fixed operating overheads spread over fewer drilling rig activity days. On a sequential basis, revenue per utilization day, excluding revenue from turnkey and idle but contracted rigs, decreased by US$355 due to lower fleet average day rates, while operating costs per day increased by US$108 due to fixed operating overheads spread over fewer drilling rig activity days.
•	In Canada, average revenue per utilization day for contract drilling rigs was $21,444 compared with $22,977 in the first quarter of 2019. The lower average revenue per utilization day in the first quarter of 2020 was primarily because of lower spot market day rates and fewer shortfall payments received. During the quarter, we did not receive any shortfall revenue payments compared with $3 million in the prior year comparative period. Average operating costs per utilization day for drilling rigs in Canada decreased to $14,239 compared with the prior year quarter of $14,455. The decrease was mainly caused by smaller crew formations from our rig mix and overhead costs spread over a higher number of drilling rig utilization days.
•	We realized revenue from international contract drilling of US$40 million in the first quarter of 2020, as compared to US$36 million in the prior year period. Average revenue per utilization day in our international contract drilling business increased 9% to US$54,294 from the comparable prior year quarter, primarily due to rate increases from the renewal and extension of drilling contracts.
•	Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the first quarter of 2020 were $75 million and $81 million, respectively, compared to $41 million and $96 million in the prior year comparative.
•	Capital expenditures were $12 million in the first quarter, a decrease of $60 million over the same period in 2019. Capital spending for the quarter included $2 million for upgrade and expansion capital and $10 million for the maintenance of existing assets, infrastructure spending and intangibles.

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STRATEGY

Precision’s strategic priorities for 2020 are as follows:

1.	Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 – In the first quarter of 2020, Precision generated $75 million of cash provided by operations (see “NON-GAAP MEASURES”) and $6 million of cash proceeds from the divestiture of non-core assets. Using cash on hand and free cash flow generated in 2020, we reduced our debt balance by $41 million through a combination of redemptions and open market repurchases of our unsecured senior notes. We exited the quarter with a cash balance of $97 million, compared to $75 million at December 31, 2019. We will place a high priority on maintaining a strong liquidity position and further reduce debt levels when visibility improves or cash on hand exceeds our expectations.
2.	Demonstrate operational excellence in all aspects of our business – In Canada, we continued at record level market share and reported operating margins (revenue less operating costs) of $7,205 per utilization day. In the U.S., we maintained strong activity with a market share of over 7% and reported operating margins of US$9,344 per utilization day. Internationally, we maintained stable activity, averaging eight active drilling rigs, and recorded average day rates of US$54,294.
3.	Leverage our Alpha Technology platform as a competitive differentiator and source of financial returns – In the first quarter of 2020, we had 38 field-deployed rigs equipped with our AlphaAutomation platform and drilled approximately 200 wells. We have partnered with a major U.S. customer to trial AlphaAnalytics on all their Precision rigs and have a large international oil company customer in the U.S. standardizing AlphaAutomation and several AlphaApps on all their Precision rigs. Since 2017, we have drilled over 1,200 wells with AlphaAutomation and currently have 15 AlphaApps either deployed or in development, further allowing us to differentiate Precision’s High Performance, High Value offering.

OUTLOOK

The energy industry faces a challenging outlook as the abrupt demand destruction caused by the COVID-19 pandemic has resulted in significant global oil supply imbalances and a collapse in near-term crude oil prices. The oil market volatility has created uncertainty for our customers and they have responded by announcing material reductions to capital spending, which has begun a rapid reduction in global oilfield service activity levels. In a reduced-activity environment, we anticipate our customers will further stress operational efficiencies, accelerating the industry transition towards service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

Precision continues to closely monitor announcements of available government financial support and economic stimulus programs. We are encouraged by the Canadian federal government’s announced $1.7 billion well site abandonment and rehabilitation program funding, which will support industry activity levels and provide thousands of jobs throughout western Canada. Precision believes our well servicing business is well positioned to capture coming opportunities as a result of our scale, operational performance and strong safety record.

Commodity Prices

For the first quarter of 2020, average West Texas Intermediate and Western Canadian Select oil prices were lower by 16% and 40%, respectively, from the comparative quarter. The average Henry Hub and AECO gas prices were lower by 35% and 22%, respectively from 2019.

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	46.20	54.85	57.07
Western Canadian Select (per barrel) (US$)	25.65	42.62	44.28
Natural gas
United States
Henry Hub (per MMBtu) (US$)	1.91	2.92	2.56
Canada
AECO (per MMBtu) (CDN$)	2.03	2.59	1.77

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Contracts

Year to date in 2020 we have entered into nine term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of April 29, 2020. For those quarters ending after March 31, 2020, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts and certain customers elect to pay contract cancellation fees.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of April 29, 2020:
U.S.	56	52	49	41	41	33	25	21
Canada	8	5	5	5	5	5	4	4
International	8	8	9	9	8	8	6	6
Total	72	65	63	55	54	46	35	31

The following chart outlines the average number of drilling rigs that we had under contract for 2019 and the average number of rigs we have under contract as of April 29, 2020.

	Average for the year ended
	2019	2020	2021
Average rigs under term contract as of April 29, 2020:
U.S.	49	30	6
Canada	6	5	1
International	9	7	6
Total	64	42	13

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2019				2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31
Average Precision active rig count:
U.S.	79	77	72	63	55
Canada	48	27	42	43	63
International	8	8	9	9	8
Total	135	112	123	115	126

According to industry sources, as of April 29, 2020, the U.S. active land drilling rig count is down 54% from the same point last year and the Canadian active land drilling rig count is down 60%. To date in 2020, approximately 85% of the U.S. industry’s active rigs and 61% of the Canadian industry’s active rigs were drilling for oil targets, compared with 81% for the U.S. and 59% for Canada at the same time last year.

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Capital Spending

Capital spending in 2020 is expected to be $48 million and includes $36 million for sustaining, infrastructure and intangibles and $12 million for upgrade and expansion. We expect that the $48 million will be split $43 million in the Contract Drilling Services segment, $4 million in the Completion and Production Services segment and $1 million to the Corporate segment. At March 31, 2020, Precision had capital commitments of $138 million with payments expected through to 2022.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019	% Change
Revenue:
Contract Drilling Services	346,549	379,264	(8.6)
Completion and Production Services	33,663	55,819	(39.7)
Inter-segment eliminations	(728)	(1,040)	(30.0)
	379,484	434,043	(12.6)
Adjusted EBITDA:(1)
Contract Drilling Services	110,733	118,455	(6.5)
Completion and Production Services	3,235	10,518	(69.2)
Corporate and Other	(12,064)	(21,006)	(42.6)
	101,904	107,967	(5.6)
(1)	See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change
Revenue	346,549	379,264	(8.6)
Expenses:
Operating	222,329	246,515	(9.8)
General and administrative	8,770	11,248	(22.0)
Restructuring	4,717	3,046	54.9
Adjusted EBITDA(1)	110,733	118,455	(6.5)
Depreciation	75,724	77,999	(2.9)
Gain on asset disposals	(2,842)	(35,001)	(91.9)
Impairment reversal	-	(5,810)	(100.0)
Operating earnings(1)	37,851	81,267	(53.4)
Operating earnings(1) as a percentage of revenue	10.9%	21.4%
(1)	See “NON-GAAP MEASURES”.

United States onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	55	764	79	1,023
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2020		2019
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	63	196	48	183
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $347 million this quarter, or 9% lower than the first quarter of 2019, while Adjusted EBITDA (see “NON-GAAP MEASURES”) decreased by 7% to $111 million. The decrease in revenue was primarily due to lower U.S. activity and Canadian day rates partially offset by increased Canadian activity and higher day rates in the U.S. and internationally. In the U.S., during the first quarter of 2020, we recognized US$0.8 million of turnkey and US$5 million of idle but contracted revenue as compared with US$0.2 million and US$0.6 million, respectively, in the first quarter of 2019. During the quarter, we did not receive any shortfall revenue payments in Canada compared with $3 million in 2019.

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Drilling rig utilization days (drilling days plus move days) in the U.S. were 4,984, 30% lower than 2019 and consistent with lower industry activity. Drilling rig utilization days in Canada were 5,769 during the first quarter of 2020, an increase of 33% from 2019 primarily due to higher industry activity and our ability to increase our market share in the heavy oil and deeper natural gas basins. Drilling rig utilization days in our international business were 728, in-line with the same quarter of 2019.

Drilling rig revenue per utilization day for the quarter in the U.S. was up 3% compared with the prior year as we realized higher revenues from idle but contracted rig revenue, AlphaAutomation and turnkey drilling. Compared with the same quarter in 2019, drilling rig revenue per utilization day in Canada decreased 7% primarily due to lower spot market day rates and fewer shortfall payments received. International revenue per utilization day increased from the prior year comparative period, primarily due to rate increases from the renewal and extension of drilling contracts.

In the U.S., 71% of utilization days were generated from rigs under term contract as compared with 69% in the first quarter of 2019. In Canada, 7% of our utilization days in the quarter were generated from rigs under term contract, compared with 13% in the first quarter of 2019.

Operating costs were 64% of revenue for the quarter, as compared to 65% in the prior year period. In the U.S., operating costs for the quarter on a per day basis were higher than the prior year period primarily due to fixed operating overheads spread over fewer drilling rig activity days. On a per utilization day basis, operating costs in Canada were lower than the 2019 quarter as we had smaller crew formations from our rig mix and overhead costs spread over a higher number of drilling rig utilization days.

During the first quarter of 2020, we incurred restructuring charges of $5 million as compared to $3 million in 2019.

Depreciation expense in the quarter was 3% lower than the first quarter of 2019 primarily because of a lower capital asset base as assets become fully depreciated, decommissioned or disposed of.

In the first quarter of 2020, through the completion of normal course business operations, we sold used assets recognizing a gain on disposal of $3 million. In the prior year quarter, we sold our Mexico-based drilling rigs and related equipment for proceeds of US$48 million resulting in a gain on asset disposal of US$24 million and US$4 million impairment reversal.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2020	2019	% Change
Revenue	33,663	55,819	(39.7)
Expenses:
Operating	26,626	43,133	(38.3)
General and administrative	1,479	1,711	(13.6)
Restructuring	2,323	457	408.3
Adjusted EBITDA(1)	3,235	10,518	(69.2)
Depreciation	4,283	4,949	(13.5)
Gain on asset disposals	(739)	(56)	1,219.6
Operating earnings (loss)(1)	(309)	5,625	(105.5)
Operating earnings (loss)(1) as a percentage of revenue	(0.9)%	10.1%
Well servicing statistics:
Number of service rigs (end of period)	123	135	(8.9)
Service rig operating hours	34,365	42,898	(19.9)
Service rig operating hour utilization	31%	35%
(1)	See “NON-GAAP MEASURES”.

Completion and Production Services revenue decreased $22 million or 40% compared with the first quarter of 2019 due to lower activity in each of our service lines and the impact of the disposal of our snubbing units and water treatment assets. Our service rig operating hours in the quarter were down 20% from the first quarter of 2019. Approximately 80% of our first quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 23% of its revenue from U.S. operations compared with 8% in the comparative period.

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Operating costs as a percentage of revenue increased to 79% as compared to 77% in the prior year comparative quarter. The higher percentage in the quarter was primarily due to fixed operating overhead costs spread over a lower revenue base.

Adjusted EBITDA (see “NON-GAAP MEASURES”) was lower than the first quarter of 2019 primarily because of higher restructuring costs in the current quarter combined with lower segment activity.

Depreciation expense in the quarter was 14% lower than the comparative period, primarily because of a lower capital asset base as assets become fully depreciated and disposed of.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $12 million, a $9 million decrease compared with the first quarter of 2019 primarily due to share-based compensation recoveries. Consistent with 2019, we incurred $3 million of restructuring charges as we continued to align our cost structure.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2019 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019
Cash settled share-based incentive plans	(6,393)	5,804
Equity settled share-based incentive plans:
Executive PSU	2,735	2,372
Stock option plan	386	731
Total share-based incentive compensation plan expense	(3,272)	8,907

Allocated:
Operating	(973)	2,429
General and Administrative	(2,299)	6,478
	(3,272)	8,907

Cash settled shared-based compensation expense decreased by $12 million in the current quarter primarily due to our decreasing share price. Our total equity settled share-based compensation expense for the first quarter of 2020 was $3 million, consistent with the prior year period.

Finance Charges

Net finance charges were $28 million, a decrease of $4 million compared with the first quarter of 2019, primarily due to reduced interest expense related to retired debt, offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest.

Interest charges on our U.S. denominated long-term debt in the first quarter of 2020 were US$19 million ($26 million) as compared with US$22 million ($29 million) in 2019.

Income Tax

Income tax recovery for the quarter was $2 million compared with an expense of $8 million in the same quarter in 2019. The higher tax expense in the first quarter of 2019 was the result of higher before income tax earnings primarily from the gain on disposition of our Mexico-based rigs.

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LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	Undrawn, except US$38 million in outstanding letters of credit	General corporate purposes	November 21, 2023
Operating facilities (secured)
$40 million	Undrawn, except $10 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$66 million – 6.5%	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$345 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$303 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$368 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As at March 31, 2020, we had US$1,081 million ($1,522 million) outstanding under our unsecured senior notes as compared with US$1,113 million ($1,445 million) at December 31, 2019. During the first quarter of 2020, Precision redeemed US$25 million principal amount of its 6.50% unsecured senior notes due 2021 and repurchased and cancelled US$2 million of the 7.125% unsecured senior notes due 2026 and US$5 million of the 5.25% unsecured senior notes due 2024. The weakening of the Canadian dollar resulted in $118 million of additional stated debt such that at March 31, 2020, we had $1,522 million of outstanding unsecured senior notes and $17 million in unamortized debt issue costs.

The current blended cash interest cost of our debt is approximately 6.8%.

Covenants

Following is a listing of our applicable Senior Credit Facility financial covenants and the calculations as at March 31, 2020:

	Covenant	At March 31, 2020
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.00
Consolidated covenant EBITDA to consolidated interest expense(1)	> 2.50	3.43
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At March 31, 2020, we were in compliance with the covenants of our Senior Credit Facility.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

On April 9, 2020 we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA to consolidated interest expense coverage ratio for the most recent four consecutive quarters from the greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter.

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During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

In addition, the Senior Credit Facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

Unsecured Senior Notes

The unsecured senior notes require that we comply with an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to make payments in the nature of dividends, distributions and for share repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2010 for the 2021 and 2024 senior notes, from October 1, 2016 for the 2023 senior notes and October 1, 2017 for the 2026 senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments until such time as the restricted payments baskets become positive.

In addition, the unsecured senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Impact of foreign exchange rates

As summarized below, for the three months ended March 31, 2020, the Canadian dollar weakened by 1% from the comparable 2019 period and 8% from December 31, 2019. The weakening resulted in higher translated U.S. denominated revenue and costs during the quarter and net monetary assets at March 31, 2020.

	Three months ended March 31,		As at December 31,
	2020	2019	2019
Canada-U.S. foreign exchange rates
Average	1.34	1.33	—
Closing	1.41	1.33	1.30

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

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QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2019			2020
Quarters ended	June 30	September 30	December 31	March 31
Revenue	359,424	375,552	372,301	379,484
Adjusted EBITDA(1)	81,037	97,895	105,006	101,904
Net loss	(13,801)	(3,534)	(1,061)	(5,277)
Net loss per basic share	(0.05)	(0.01)	(0.00)	(0.02)
Net loss per diluted share	(0.05)	(0.01)	(0.00)	(0.02)
Funds provided by operations(1)	40,950	79,930	75,779	81,317
Cash provided by operations	106,035	66,556	74,981	74,953

(Stated in thousands of Canadian dollars, except per share amounts)	2018			2019
Quarters ended	June 30	September 30	December 31	March 31
Revenue	330,716	382,457	427,010	434,043
Adjusted EBITDA(1)	62,182	80,988	134,492	107,967
Net earnings (loss)	(47,217)	(30,648)	(198,328)	25,014
Net earnings (loss) per basic	(0.16)	(0.10)	(0.68)	0.09
Net earnings (loss) per diluted share	(0.16)	(0.10)	(0.68)	0.08
Funds provided by operations(1)	50,225	64,368	92,595	95,993
Cash provided by operations	129,695	31,961	93,489	40,587
(1)	See “NON-GAAP MEASURES”.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgments and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgments and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgments and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2019 Annual Report.

The COVID-19 global pandemic and commodity price volatility has created a challenging economic climate that may have significant adverse impacts on Precision. As the situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on Precision is not known at this time. Our estimates and judgements made in the preparation of our Condensed Consolidated Interim Financial Statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period. For additional discussion on the potential risks and impacts of the global economic downturn, see section “IMPACT OF COVID-19” earlier in this report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at March 31, 2020, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2020, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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NON-GAAP MEASURES

In this report we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2020	2019
Revenue	379,484	434,043
Expenses:
Operating	248,227	288,608
General and administrative	19,535	31,030
Restructuring	9,818	6,438
Depreciation and amortization	82,914	86,753
Gain on asset disposals	(3,609)	(35,050)
Impairment reversal	—	(5,810)
Operating earnings	22,599	62,074
Foreign exchange	2,691	(2,123)
Finance charges	27,580	31,303
Gain on repurchase of unsecured senior notes	(850)	(313)
Earnings (loss) before income taxes	(6,822)	33,207

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2020;
•	our capital expenditure plans for 2020;
•	anticipated activity levels in 2020 and our scheduled infrastructure projects;
•	anticipated demand for Tier 1 rigs;
•	the average number of term contracts in place for 2020 and 2021;
•	anticipated cash outflows, savings and liquidity; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
•	the success of our response to the COVID-19 global pandemic;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	the success of our response to the COVID-19 global pandemic;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q1 2020 TRADING PROFILE

Toronto (TSX: PD)

High: $2.15

Low: $0.39

Close: $0.44

Volume Traded: 112,646,274

New York (NYSE: PDS)

High: US$1.61

Low: US$0.29

Close: US$0.31

Volume Traded: 64,205,388

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

•  change of address

•  lost unit certificates

•  transfer of shares to another person

•  estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Brian J. Gibson

Allen R. Hagerman, FCA

Steven W. Krablin

Susan M. MacKenzie

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Senior Vice President, General Counsel and Chief Compliance Officer

Carey T. Ford

Senior Vice President and Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Marketing Officer

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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